SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the day of:  August 10, 2007

Commission File Number 000-50634

TANZANIAN ROYALTY EXPLORATION CORPORATION

(Registrant's name)

93 Benton Hill Road

Sharon, CT  06069

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ✓

Form 40-F    ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ___

No    ✓

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Attached hereto as Exhibit 1 and 2 and incorporated by reference herein are the Registrant's News Releases dated August 9 and 10, 2007.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tanzanian Royalty Exploration Corporation

(Registrant)

“James E. Sinclair”

Date:   August 10, 2007

James E. Sinclair, Chief Executive Officer

Exhibit 1

Corporate Office:

Form 20-F, File No. 0-50634

93 Benton Hill Road

Trade Symbol:

Sharon, CT  06069

   TSX:

     TNX

Tel:  (860) 364-1830

   AMEX:  TRE

Fax:  (860) 364-0673

Vancouver Office:

Suite 1400 – 355 Burrard Street

Vancouver, BC  V6C 2G8

Toll Free: 1-800-811-3855

Email:

    investors@TanzanianRoyaltyExploration.com

Tel: (604) 669-5598

Website:  www.TanzanianRoyaltyExploration.com

Fax: (604) 669-8915

News Release -  August  09, 2007

Tanzanian Royalty Enters Into Contract Negotiations For Mineral Licenses with company from People’s Republic of China

Tanzanian Royalty Exploration Corporation (AMEX: TRE / TSX: TNX) is pleased to announce that it has entered into contract negotiations with a company from the People's Republic of China (the "PRC Company") for 13 Prospecting licenses in Tanzania.

The decision to proceed directly into contract negotiations for the licenses at this stage follows the signing of a Letter of Intent (LOI) with the PRC Company in May 2007. The LOI granted the PRC Company an exclusivity period of 150 days to evaluate the properties within the context of concluding option agreements that are acceptable to both parties.

According to Tanzanian Royalty Chairman and CEO, Jim Sinclair, “The Chinese have pulled out all the stops to expedite their due diligence on these licenses and they are keen to negotiate contractual arrangements for them while they assess the other licenses that are covered under the LOI.”

The 13 licenses include gold properties in the Ushirombo, Lunguya, and Nyanzaga areas of Tanzania and nickel licenses in the Kagera/Kabanga nickel belt, he added.

While there is no guarantee that negotiations between Tanzanian Royalty and the PRC Company will lead to the signing of any formal contracts, Sinclair emphasized that the Chinese interest in Tanzania is genuine and reflects the nation’s strategy of securing long term sources of supply for key commodities such as nickel, copper, gold and other industrial metals. “The Chinese have a long history in Tanzania but their business priorities have changed in recent years with industrial commodities leapfrogging to the forefront,” he noted.

“Tanzanian Royalty’s timely acquisition of its diverse asset base in one of the world’s great mineral producing regions – along with the political capital it has built up in Tanzania over the years - bodes well for its future,” Sinclair commented. “And few would argue with the supposition that the Chinese are the partners of choice in today’s minerals industry.”

Tanzanian Royalty Exploration Corporation is a unique, publicly-traded, financial minerals exploration company whose business strategy is to develop royalty income under partnership arrangements from its world class gold, diamond and nickel assets in the Lake Victoria Greenstone and Kabanga/Kagera Nickel Belts of Tanzania.

Respectfully Submitted,

“James Sinclair”

James E. Sinclair

Chairman and Chief Executive Officer

For further information, please contact Investor Relations at 1-800-811-3855

Visit our website:  www.TanzanianRoyaltyExploration.com

The Toronto Stock Exchange and American Stock Exchange have not reviewed and do not accept responsibility for the adequacy or accuracy of this release

Cautionary Note to U.S. Investors -  The United States Securities and Exchange Commission permits U.S.  mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce.  We use certain terms on this news release, such as “measured”, “indicated”, and “inferred” “resources” that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC.  U.S. Investors are urged to consider closely the disclosure in our Form 20-F, File No. 0-50634, which may be secured from us, or from the SEC’s website at http://www.sec.gov/edgar.shtml.

Certain information presented in this release may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995.  Such forward-looking statements are based on numerous assumptions, and involve known and unknown risks, uncertainties and other factors, including risks inherent in mineral exploration and development, which may cause the actual results, performance, or achievements of the Company to be materially different from any projected future results, performance, or achievements expressed or implied by such forward-looking statements.  Investors are referred to our description of the risk factors affecting the Company, as contained in our Form 20-F, File No. 0-50634, for a more information concerning these risks, uncertainties, and other factors.

Exhibit 2

Corporate Office:

Form 20-F, File No. 0-50634

93 Benton Hill Road

Trade Symbol:

Sharon, CT  06069

   TSX:

     TNX

Tel:  (860) 364-1830

   AMEX:  TRE

Fax:  (860) 364-0673

Vancouver Office:

Suite 1400 – 355 Burrard Street

Vancouver, BC  V6C 2G8

Toll Free: 1-800-811-3855

Email:

    investors@TanzanianRoyaltyExploration.com

Tel: (604) 669-5598

Website:  www.TanzanianRoyaltyExploration.com

Fax: (604) 669-8915

News Release -  August 10, 2007

Tanzanian Royalty Appoints Joseph K. Kahama as Senior VP

The Company is pleased to announce the appointment of Joseph K. Kahama as Senior Vice President of Tanzanian Royalty Exploration Corporation.

A native of Tanzania, Mr. Kahama has served as president and director of the Company's wholly-owned subsidiary, Tanzania American International Development Corporation 2000 Ltd., since 1997. In his capacity as president, Mr. Kahama has been responsible for corporate administration and also for maintaining good relations with government, vendors, and the Company's various business partners in Tanzania.

Mr. Kahama is a councilor at the Tanzania Chamber of Energy & Minerals (TCME) where he represents the Company and its various Tanzanian subsidiaries. In 2007, he was appointed to the Tanzania National Business Council (TNBC) and the Local Investors Roundtable (LIRT) whose Chairman is the President of the United Republic of Tanzania, Honourable Jakaya M. Kikwete. In 2006, Mr. Kahama was appointed as a member and advisor to the China Africa Business Council (CABC) which is headquartered in Beijing, Peoples Republic of China.

"We are delighted to have Mr. Kahama playing a senior role in the parent company at this critical juncture in its history," said Tanzanian Royalty Chairman and CEO, Jim Sinclair. "His knowledge of Tanzania - and more specifically with the nation's growing relationship with the People's Republic of China - is formidable to say the least and will serve the company well in the future."

Respectfully Submitted,

“James E. Sinclair”

James E. Sinclair

Chairman and Chief Executive Officer

For further information, please contact Investor Relations at 1-800-811-3855

Visit our website:  www.TanzanianRoyaltyExploration.com

The Toronto Stock Exchange and American Stock Exchange have not reviewed and do not accept responsibility for the adequacy or accuracy of this release

Cautionary Note to U.S. Investors -  The United States Securities and Exchange Commission permits U.S.  mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce.  We use certain terms on this news release, such as “measured”, “indicated”, and “inferred” “resources” that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC.  U.S. Investors are urged to consider closely the disclosure in our Form 20-F, File No. 0-50634, which may be secured from us, or from the SEC’s website at http://www.sec.gov/edgar.shtml.

Certain information presented in this release may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995.  Such forward-looking statements are based on numerous assumptions, and involve known and unknown risks, uncertainties and other factors, including risks inherent in mineral exploration and development, which may cause the actual results, performance, or achievements of the Company to be materially different from any projected future results, performance, or achievements expressed or implied by such forward-looking statements.  Investors are referred to our description of the risk factors affecting the Company, as contained in our Form 20-F, File No. 0-50634, for a more information concerning these risks, uncertainties, and other factors.